New York - AG	April 19, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Produces 3.9M Silver Eqv. Oz in First Quarter
First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the first quarter of 2018 from its six operating silver mines reached 3.9 million equivalent ounces of silver. Total production consisted of 2.2 million ounces of silver, 15,887 ounces of gold, 4.4 million pounds of lead and 1.6 million pounds of zinc.
“Over the last two years, our renewed capital investment program has generated positive changes to the business,” said Keith Neumeyer, President & CEO. “We are projecting a 15% increase is silver production in 2018, however, most of this increase will be realized in the second half of the year as the new roaster at La Encantada ramps up to commercial production. Furthermore, with the recent increase in reserve grades, head grades at the mills are expected to improve resulting in higher production and lower costs as the year develops.”
Production Details Table:

	Q4 2017	Q1 2017	Y/Y Change	Q4 2017	Q/Q Change
Ore processed / tonnes milled	809,775	822,336	(2%)	736,684	10%
Total production - ounces of silver equivalent	3,879,678	4,270,715	(9%)	4,065,337	(5%)
Total silver ounces produced	2,167,030	2,708,978	(20%)	2,337,463	(7%)
Silver grade (g/t)	111	136	(18%)	125	(11%)
Silver recovery (%)	75	75	0%	79	(5%)
Gold ounces produced	15,887	15,095	5%	17,344	(8%)
Pounds of lead produced	4,448,378	7,453,972	(40%)	4,271,970	4%
Pounds of zinc produced	1,611,699	871,596	85%	1,289,031	25%

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 809,775 tonnes, representing a 10% increase compared to the previous quarter. The most significant improvement occurred at the Del Toro operation which recorded a 41% increase in mill throughput as higher production rates were achieved from the Dolores mine following ventilation upgrades.

Consolidated silver grades in the quarter averaged 111 g/t compared to 125 g/t in the previous quarter. The 11% decrease in silver grades was primarily the result of a 24% decrease in silver grades at La Encantada. Head grades at

La Encantada are expected to increase in the second half of 2018 due to higher production rates from the San Javier area which is known to contain silver grades of between 150 to 200 g/t.

Consolidated silver recoveries averaged 75%, representing a 5% decrease compared to the previous quarter. During the quarter, the manufacturing of the full-scale microbubble flotation cells began and is expected to take approximately seven months to complete.  Delivery and installation of the cells at La Parrilla are planned for the fourth quarter of 2018 followed by commissioning and ramp up to commercial production by year end. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

The Company's underground development in the first quarter consisted of 14,914 metres, reflecting a 4% increase compared to 14,279 metres completed in the previous quarter. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

During the quarter, up to 20 diamond drill rigs were active across the Company’s properties. A total of 44,827 metres in 149 drill holes were completed on the seven properties, representing a 10% decrease in drilled metres compared to the previous quarter.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	223,498	2,483	84	87%	521,784	12,887	—	—	1,543,776
La Encantada	276,191	3,069	85	60%	449,522	37	—	—	452,420
La Parrilla	125,114	1,390	113	74%	337,332	247	1,606,332	1,611,699	615,541
Del Toro	79,769	886	133	69%	236,478	90	2,842,046	—	437,743
San Martin	75,374	837	234	85%	483,740	1,148	—	—	574,838
La Guitarra	29,829	331	187	77%	138,173	1,477	—	—	255,359
Total	809,775	8,998	111	75%	2,167,030	15,887	4,448,378	1,611,699	3,879,678

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.77 per ounce; Gold: $1,329 per ounce; Lead: $1.14 per pound; Zinc $1.55 per pound.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 521,784 ounces of silver and 12,887 ounces of gold for a total production of 1,543,776 silver equivalent ounces, reflecting a 7% decrease compared to the prior quarter.

•	The mill processed a total of 223,498 tonnes, consisting of 124,827 tonnes of underground ore and 98,671 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 124 g/t and 2.9 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 32 g/t and 0.6 g/t, respectively.

•	A total of 3,030 metres of underground development was completed in the first quarter compared to 2,698 metres of development in the previous quarter.

•	A total of 7,097 metres of exploration drilling was completed in the first quarter compared to 7,463 metres of drilling in the previous quarter.

At the La Encantada Silver Mine:

•
For the quarter, silver production reached 449,522 ounces representing an 8% decrease over the previous quarter. The decrease in silver production was due to a 24% decrease in silver grades and a 12% decrease in recoveries, offset by a 39% increase in tonnes milled compared to the prior quarter.

•
Silver grades and recoveries during the quarter averaged 85 g/t and 60%, respectively. In late March, initial sub-level caving production commenced at the San Javier breccia. Ramp up to full production of approximately

600 tpd is expected to be achieved by mid-year and is anticipated to improve head grades as the San Javier area is known to contain silver grades ranging between 150 to 200 g/t.

•
The roasting project advanced in the first quarter with the mounting of the roasting furnace, rotary dryer, cyclones, grate cooler and fans. At the end of March, approximately 79% of the project was completed. Over the next few weeks, the Company is expected to complete the assembly of the heated gas pipeline, coal pulverizer and electrical system. Commissioning and start up remains on schedule for the end of the second quarter and ramping up to commercial production by the end of the third quarter.

•	A total of 1,445 metres of underground development were completed in the first quarter compared to 742 metres of development in the previous quarter.

•	A total of 4,574 metres of exploration drilling was completed in the fourth quarter compared to 2,874 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 75,854 tonnes (843 tpd) with an average silver grade of 105 g/t and a 77% recovery while the cyanidation circuit processed 49,260 tonnes (547 tpd) with an average silver grade of 125 g/t and a 71% recovery for total production of 615,541 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.3% with recoveries of 73% for total lead production of 1.6 million pounds, unchanged compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.7% with recoveries of 57% for total zinc production of 1.6 million pounds, representing a 25% increase compared to the previous quarter.

•	Underground development completed in the quarter totaled 3,254 metres compared to 3,067 metres developed in the previous quarter.

•	A total of 8,358 metres of exploration drilling was completed in the fourth quarter compared to 8,467 metres of drilling in the previous quarter.

At the Del Toro Silver Mine:

•
During the quarter, Del Toro produced a total of 437,743 silver equivalent ounces reflecting an 18% increase compared to the prior quarter primarily due to a 41% increase in throughput, offset by a 6% decrease in silver recoveries and a 16% decrease in lead grades.

•	Silver grades and recoveries during the quarter averaged 133 g/t and 69%, respectively.

•	Lead grades and recoveries averaged 2.9% and 57%, respectively, producing a total of 2.8 million pounds of lead representing a 7% increase compared to the previous quarter.

•	Underground development completed in the quarter totaled 2,836 metres compared to 2,741 metres developed in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 5,824 metres compared to 5,215 metres of drilling in the previous quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 483,740 ounces of silver and 1,148 ounces of gold for a total production of 574,838 silver equivalent ounces, reflecting a 7% decrease compared to the prior quarter. The decrease in production was primarily attributed to lower silver and gold grades.

•	Silver grades and recoveries averaged 234 g/t and 85%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.5 g/t and 91%, respectively.

•	Underground development completed in the quarter totaled 2,966 metres compared with 3,211 metres of development in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 4,928 metres compared to 6,828 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•
During the quarter, La Guitarra produced 138,173 ounces of silver and 1,477 ounces of gold for a total production of 255,359 silver equivalent ounces reflecting a 12% decrease compared to the prior quarter.

•	Silver grades and recoveries averaged 187 g/t and 77%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.9 g/t and 80%, respectively.

•	A total of 1,384 metres of development were completed in the first quarter compared to 1,818 metres of development in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 5,806 metres compared to 11,030 metres drilled in the previous quarter.

Update on the Acquisition of Primero Mining Corp.
As announced on March 13, 2018, more than 99% of the votes cast at Primero’s special shareholder meeting voted in favour of the proposed plan of arrangement in which First Majestic will acquire all of the outstanding shares of Primero.
On March 22, 2018, First Majestic submitted anti-trust documentation to the Comisión Federal de Competencia Económica (“COFECE”), which is the final government agency approval required before closing can occur. COFECE is scheduled to meet and discuss matters in late April and an outcome response is expected to be received shortly thereafter. Pending no additional documentation requests, the Company anticipates closing of the Primero transaction to occur in the first or second week of May.
Following the closing of the transaction, First Majestic will provide an updated 2018 guidance report which will include production, cost and capital expenditure estimates for the San Dimas mine as well as updated estimates for the six current producing operations.
Q1 Earnings Announcement
The Company is planning to release its first quarter 2018 unaudited financial results on Wednesday, May 9, 2018.
About the Company
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production from these six mines is projected to be between 10.6 to 11.8 million ounces of pure silver or 15.7 to 17.5 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2017, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.